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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

BANKFINANCIAL CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
06643P104
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No. 06643P104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 1,726,178
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,791,893
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,893(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 24,433,950 shares outstanding as of November 10, 2006.

Page 2 of 9 Pages

CUSIP No. 06643P104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Thrift Partners L.P.; Tax I.D. No.: 36-4093981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 14,012
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 14,012
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,012(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .06%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percent ownership calculated is based upon an aggregate of 24,433,950 shares outstanding as of November 10, 2006.

Page 3 of 9 Pages

CUSIP No. 06643P104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. Keeley, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 14,053
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 14,053
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,053(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .06%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 24,433,950 shares outstanding as of November 10, 2006.

Page 4 of 9 Pages

CUSIP No. 06643P104

Item 1(a).	Name of Issuer:

BankFinancial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15W060 North Frontage Road Burr Ridge, IL 60527

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:
(i)	Keeley Asset Management Corp.
(ii)	Kamco Thrift Partners L.P.
(iii)	John L. Keeley, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(iii)	401 South LaSalle Street Chicago, Illinois 60605

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.
(ii)	Kamco Thrift Partners L.P. is an Illinois limited partnership.
(iii)	John L. Keeley, Jr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

06643P104

Page 5 of 9 Pages

CUSIP No. 06643P104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
[_]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Keeley Asset Management Corp.
(a)	Amount Beneficially Owned: 1,791,893
(b)	Percent of Class: 7.3%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,726,178
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 1,791,893
(iv)	shared power to dispose or to direct the disposition of: -0-

Page 6 of 9 Pages

CUSIP No. 06643P104

Kamco Thrift Partners L.P.
(a)	Amount Beneficially Owned: 14,012
(b)	Percent of Class: .06%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 14,012
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 14,012
(iv)	shared power to dispose or to direct the disposition of: -0-

John L. Keeley, Jr.
(a)	Amount Beneficially Owned: 14,053
(b)	Percent of Class: .06%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 14,053
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 14,053
(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquiredthe Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Page 7 of 9 Pages

CUSIP No. 06643P104

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2007

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO THRIFT PARTNERS L.P.
By: Keeley Asset Management Corp., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

Page 8 of 9 Pages

CUSIP No. 06643P104

EXHIBIT 1

        AGREEMENT dated as of February 1, 2007 by and among Keeley Asset Management Corp., an Illinois corporation, Kamco Thrift Partners L.P., an Illinois limited partnership, and John L. Keeley, Jr., a citizen of the United States.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Keeley Asset Management Corp., Kamco Thrift Partners L.P., and John L. Keeley, Jr. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of BankFinancial Corporation, and hereby further agree that said Statement shall be filed on behalf of Keeley Asset Management Corp., Kamco Thrift Partners L.P., and John L. Keeley, Jr. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of BankFinancial Corporation.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO THRIFT PARTNERS L.P.
By: Keeley Asset Management Corp., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

Page 9 of 9 Pages